

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 1, 2023

Amos Barclay
Partner
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, Colorado 80302

> **Re: Moody National REIT II, Inc.**
> **Schedule TO-C filed May 24, 2023**
> **File No. 005-94072**

Dear Amos Barclay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials.

Schedule TO-C filed May 24, 2023

General

1. Provide the disclosure required by Item 1003(c) of Regulation M-A for each person specified in Instruction C to Schedule TO, including the starting and ending dates of material occupations, positions, offices or employment during the past five years for such person and his or her country of citizenship.

Establishment of the Offer Price, page 6

2. We note your disclosure that "[f]or the period between February 6, 2023 and May 16, 2023, CTT Auctions reported a secondary market trading price of $7.75 for shares of the Corporation's common stock." If such report is based on a single transaction, so state. Alternatively, if such report is based on multiple transactions at different prices, provide the range of such prices.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at (202) 551-3792 or Blake Grady at (202) 551-8573.

       Sincerely,

       Division of Corporation Finance
       Office of Mergers & Acquisitions